UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 2)

ATLANTIC POWER CORPORATION

(Name of Subject Company and Filing Person (Issuer) and Name of Filing Person (Offeror))

Common Shares, no par value per share,

and the associated Rights to Purchase Common Shares

(Title of Class of Securities)

04878Q863

(CUSIP Number of Class of Securities)

Jeffrey S. Levy, Esq.

Senior Vice President, General Counsel and Corporate Secretary

3 Allied Drive, Suite 155

Dedham, Massachusetts 02026

(617) 977-2400

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:

Craig B. Brod, Esq.

Neil R. Markel, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$25,000,000	$3,245

(1)         Calculated solely for the purposes of determining the filing fee based upon a transaction value of $25,000,000, an aggregate of up to 12,820,512 common shares at a purchase price of not more than $2.20 and not less than $1.95 per share in cash.

(2)         The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $129.80 for each $1,000,000 of the value of the transaction.

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,245.	Filing Party:	Atlantic Power Corporation.
Form or Registration No.:	Schedule TO.	Date Filed:	March 25, 2020.

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

¨If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 25, 2020 (as amended and supplemented by Amendment No. 1, dated May 1, 2020, this Amendment and as it may be further amended from time to time, the “Schedule TO”) as it relates to the offer (the “Offer”) by Atlantic Power Corporation, a British Columbia corporation (the “Company”), to holders of its common shares, no par value (together with the purchase rights associated with such common shares, the “Common Shares”), to purchase up to an aggregate amount of $25,000,000 of such Common Shares for cash at a price of not more than US$2.20 per Common Share and not less than US$1.95 per Common Share (subject to any applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 25, 2020, and accompanying Issuer Bid Circular (the “Offer and Circular”), and the related Letter of Transmittal and Notice of Guaranteed Delivery, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively, and which, collectively, as amended or supplemented from time to time, constitute the “Offer Documents”.

The information in the Schedule TO, including all exhibits to the Schedule TO, which were previously filed with the Schedule TO or any amendment thereto is incorporated herein by reference in response to Items 1 through 11 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment.  Except as specifically set forth herein, this Amendment does not modify any of the information previously reported on the Schedule TO.  All capitalized terms used but not specifically defined in this Amendment No. 2 shall have the meanings given to such terms in the Offer and Circular. The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

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Item 4.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

The Offer expired at 5:00p.m. (Toronto time) on Thursday, April 30, 2020. On May 1, 2020, the Company issued a press release announcing the final results of the Offer. Based on the final count by Computershare Trust Company of Canada, as depositary for the Offer (the “Depositary”), the Company has taken up and paid for 12,500,000 Common Shares at an aggregate purchase price of US$25 million, or US$2.00 per Common Share, excluding fees and expenses relating to the Offer. All Common Shares purchased by the Company under the Offer will be cancelled. The Common Shares purchased under the Offer represent approximately 12% of the Common Shares issued and outstanding before giving effect to the Offer. After giving effect to the Offer, 93,002,338 Common Shares will be issued and outstanding.

The Company has made payment for the Common Shares tendered and accepted for purchase by tendering the aggregate purchase price to the Depositary in accordance with the Offer and applicable laws, and payment to the shareholders will be completed by the Depositary in due course. Payment for the Common Shares will be made in cash, without interest. Any Common Shares invalidly tendered or tendered and not purchased will be returned to the tendering shareholder promptly by the Depositary.

The full text of the Company’s press release, dated May 1, 2020, is filed as Exhibit (a)(5)(iii) hereto and is incorporated herein by reference.

Item 12.  Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(5)(iii)*	Press Release, dated May 1, 2020.

* Filed herewith.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ATLANTIC POWER CORPORATION

	By:	/s/ JAMES J. MOORE, JR.
Name: James J. Moore, Jr.
Title: President and Chief Executive Officer
Date: May 1, 2020

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